                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-11(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No.1)/1/

                       HOLLIS-EDEN PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  435902 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   12/31/00
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
                              Schedule is filed:

    [_]   Rule 13d-1(b)

    [_]   Rule 13d-1(c)

    [X]   Rule 13d-1(d)

______________________

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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CUSIP No. 435902 10 1                13G                     Page 2 of 4 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RICHARD B. HOLLIS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
                          3,651,645 (1)

                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
      SHARES         6.
   BENEFICIALLY           0
     OWNED BY
  EACH REPORTING   -----------------------------------------------------------
   PERSON WITH            SOLE DISPOSITIVE POWER
                     7.
                          3,651,645 (1)

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      3,651,645 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      29.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IN
------------------------------------------------------------------------------

(1) INCLUDES 533,889 SHARES ISSUABLE UPON EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK AND 393,250 SHARES ISSUABLE UPON EXERCISE OF WARRANTS TO PURCHASE 393,250 SHARES OF COMMON STOCK WITHIN 60 DAYS OF DECEMBER 31, 2000 PLUS 1,165 SHARES HELD UNDER THE HOLLIS EDEN PHARMACEUTICALS 401(M) PLAN.

                               Page 2 of 4 pages
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Item 1(a).    Name of Issuer:

              Hollis-Eden Pharmaceuticals, Inc.
              ---------------------------------

Item 1(b).    Address of Issuer's Principal Executive Offices:

              9333 Genesee Avenue, Suite 200
              ------------------------------

              San Diego, CA  92121
              --------------------

Item 2(a).    Name of Person Filing:

              Richard B. Hollis
              -----------------

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              9333 Genesee Avenue, Suite 200
              ------------------------------

              San Diego, CA  92121
              --------------------

Item 2(c).    Citizenship:

              United States
              -------------

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01
              ----------------------------

Item 2(e).    CUSIP Number:

              435902 10 1
              -----------

Item 3.   Not applicable.

Item 4.   Ownership.

          (a)  Amount Beneficially Owned:

               3,651,645 shares, including 533,889 shares issuable upon exercise
               -----------------------------------------------------------------
               of options and 393,250 shares issuable upon exercise of warrants
               ----------------------------------------------------------------
               outstanding within 60 days of 12/31/00 plus 1,165 shares held
               -------------------------------------------------------------
               under the Hollis Eden Pharmaceuticals 401(m) Plan.
               --------------------------------------------------

          (b)  Percent of Class:  29.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 3,651,645
               (ii)  shared power to vote or to direct the vote:  0
               (iii) sole power to dispose or to direct the disposition of:
                     3,651,645
               (iv) shared power to dispose or to direct the disposition of: 0

                               Page 3 of 4 pages
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Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         January 5, 2001
                                         ----------------------------------
                                         Date

                                         /s/ Richard B. Hollis
                                         ----------------------------------
                                         Signature

                                         Richard B. Hollis
                                         ----------------------------------
                                         Name/Title

                               Page 4 of 4 pages